999 18th Street, Suite 3000

Denver, CO 80202

February 10, 2009

United States Securities and Exchange Commission
Washington, DC 20549-7010

Division of Corporation Finance
Mail stop 7010

RE:

Sentry Petroleum Ltd

Form 10-K for Fiscal Year Ended February 29, 2008

Form 10-Q for Fiscal Quarter Ended May 31, 2008

Form 10-Q for Fiscal Quarter Ended August 31, 2008
Response letter submitted on January 07, 2009

File No. 000-52794

COMMENT: 1 GENERAL

STAFF COMMENT

We note that your response submitted on January 7, 2009 is not dated, does not include the company’s name and address and is not signed off by one of your officers. Please re-submit the response letter with the appropriate identifying information.

SUPPLEMENTAL DISCLOSURE

In response to staff comment we have re-submitted our previously issued response letter of January 7, 2009 with the Company’s name, address and officer signature.

COMMENT: 2 GENERAL

STAFF COMMENT

Please refrain from using the words “have removed” the exhibits or “have amended” the filings in your response letter until you actually amend your filings.

SUPPLEMENTAL DISCLOSURE

We will adhere to the request in this comment in future correspondence with the commission.

COMMENT: 3 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STAFF COMMENT

We note the updated report from your current auditor K.R. Margetson Ltd. It appears that your auditor would need to expand the first sentence of the introductory paragraph of the report to indicate that this audit also covers the period from date of inception (February 23, 2006) to February 29, 2008 to be consistent with the opinion paragraph.

SUPPLEMENTAL DISCLOSURE

Further to staff comment we propose to amend the audit report by expanding the first sentence of the introductory paragraph.

AMENDED DISCLOSURE

K. R. MARGETSON LTD.
CHARTERED ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Sentry Petroleum Ltd

(formerly Summit Exploration Inc.

We have audited the accompanying balance sheet of Sentry Petroleum Ltd. (An Exploration Stage Company) as of February 29, 2008, and the related statements of operations, stockholders' equity and cash flows for the year ended February 29, 2008 and for the period from date of inception, (February 23, 2006) to February 29, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We did not audit the period from date of inception (February 23, 2006) to February 28, 2007.  That period was audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to that period, is based solely on the report of other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, these financial statements present fairly, in all material respects, the financial position of the Company as of February 29, 2008 and the results of its operations and its cash flows for the year ended February 29, 2008 and period from date of inception (February 23, 2006) to February 29, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared using accounting principles generally accepted in the United States of America assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company is an exploration stage company and has incurred operating losses, which raises substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to their planned financing and other matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Sechelt, Canada	“K R. MARGETSON LTD.”
March 27, 2008	Chartered Accountant

PO BOX 45, 5588 INLET AVENUE	TELEPHONE: 604-885-2810 NE: 604-885-2810
SECHELT, BC V0N 3A0	FACSIMILE: 604-885-2834
CANADA	E-MAIL: keith@krmargetson.com

COMMENT: 4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

STAFF COMMENT

We have read your response to prior comment 4 regarding the costs to be amortized and testing for impairments pursuant to the guidance in Rule 4-10(c)(3)(i) of Regulation S-X. Please differentiate between unproved property costs subject to amortization and unproved property costs not subject to amortization in describing your ceiling test; and clarify that you would designate as “impaired” unproved property costs in conjunction with your overall assessments rather than “write-off” such costs. Please contact us by telephone if you require further clarifications. We reissue prior comment 4.

SUPPLEMENTAL DISCLOSURE

Further to staff comment we propose to amend Note 2 to the financial statements to differentiate between unproved property costs subject to amortization and unproved property costs not subject to amortization in our description of our ceiling test. Additionally we intend to clarify that we will designate as “impaired” unproved property costs in conjunction with our overall assessments.

AMENDED DISCLOSURE – FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies

e

Oil and Gas Property

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the acquisition, exploration and development of oil and gas properties will be capitalized in cost centers on a country-by-country basis.  These costs include, geological and geophysical studies, and costs of drilling both productive and non-productive wells.

Amortization will be calculated for producing properties by using the unit-of-production method based on proved reserves before royalties, as determined by management of the Company or independent consultants.  Sales of oil and gas properties will be accounted for as adjustments of capitalized costs, without any gain or loss recognized, unless such adjustments significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center.  Costs of abandoned oil and gas properties will be accounted for as adjustments of capitalized cost and written off to expense.

A ceiling test will be applied to each cost center by comparing the net capitalized costs to the present value of the estimated future net revenue from production of proved reserves, based on commodity prices in effect as at the Company’s year-end and based on current operating costs, discounted by 10%, less the effects of future costs to develop and produce the proved reserves, plus the cost of unproved properties not amortized, plus the lower of costs or estimated fair value of unproved properties that are subject to amortization, and less the effects of income taxes.  Any excess capitalized costs are written off to operations.

Unproved properties are exempt from amortization and are subject to annual assessment. All costs directly associated with the acquisition and evaluation of unproved properties are deferred as assets. These amounts represent actual amounts incurred and are not intended to reflect the current or future fair values of these exploration permits. There can be no assurance at this time that these amounts are recoverable from either production revenue or the disposition of all or some of these interests. In general, the Company may designate as impaired any unproved property under one or more of the following conditions:

i)

there are no firm plans for further drilling on the unproved property;

ii)

negative results were obtained from studies of unproved property;

ii)

negative results were obtained from studies conducted in the vicinity of the unproved property; or

iv)

the remaining term of the unproved property does not allow sufficient time for further studies or drilling.

This policy is prospective in nature as the Company does not currently have any oil and gas property interest.

COMMENT: 5 CONTROLS AND PROCEDURES

STAFF COMMENT

We have read your response to prior comment 6. Since Mr. Alan Hart is no longer your company’s Chief Executive Officer and Chief Financial Officer, please note that any amendment must be accompanied by new certifications by the current principal executive officer and principal financial officer to comply with Exchange Act Rule 12b-15.

SUPPLEMENTAL DISCLOSURE

Further to staff comment any amended filings will include certifications from our then existing principal executive officer and principal financial officer.

Date: February 10, 2009	By	IYNKY MAHESWARAN
Chief Financial Officer

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